S   A   M   E   X       M    I   N   I   N   G      C   O   R   P.

301 - 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3  CANADA

TEL: (604) 870-9920   FAX: (604) 870-9930

TOLL FREE: 1-800-828-1488

E-MAIL: 2samex@samex.com    WEB SITE: www.samex.com

February 16, 2006

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE: Material Change Report

Enclosed herewith for filing are the following:

1.

BC Form 51-102F3 - Material Change Report; and

2.

Copy of the Company’s News Release No. 4-06 dated February 16, 2006.

Yours truly,

“Brenda L. McLean”

Corporate Secretary

/blm

Encl.

cc:  TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission – filed on SEDAR

      US Securities Commission – filed on EDGAR

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Item 2:

Date of Material Change

February 16, 2006

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in

Abbotsford, BC on February 16, 2006 and was disseminated through the wire services   of CCN Matthews.

Item 4:

Summary of Material Change

SAMEX has completed a private placement of 3,720,000 units at a price of $0.70 per unit (originally announced as 3,610,000 units in News Release No. 3-06 dated January 16, 2006).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.78 per share if exercised at any time during the three year term of the warrant which expires February 13, 2009.

Item 5:

Full Description of Material Change

SAMEX has completed a private placement of 3,720,000 units at a price of $0.70 per unit (originally announced as 3,610,000 units in News Release No. 3-06 dated January 16, 2006).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.78 per share if exercised at any time during the three year term of the warrant which expires February 13, 2009.  The units (3,720,000 shares and 1,860,000 warrants) have been issued and are subject to a hold period until June 14, 2006.  The proceeds of the private placement will be used for expenditures on the Company’s mineral exploration properties and for general working capital.  Directors/Officers of the Company are placees for an aggregate of 230,000 units.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean,

Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is   knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 16th day of February, 2006.

“Larry D. McLean”

Director